EXHIBIT 99.3



RADVISION Enhances IBM Lotus Sametime 8.5 with High Definition Multiparty Conferencing and Telepresence Connectivity

RADVISION's Award Winning Solution for IBM Lotus Sametime to be
Demonstrated at Lotusphere

Press Release
Source: RADVISION(R) Ltd.
On Monday January 18, 2010, 8:00 am EST

ORLANDO, Fla. & TEL AVIV--(BUSINESS WIRE)--RADVISION(R) Ltd. (Nasdaq: RVSN -
News), a leading provider of video network infrastructure and developer tools for unified visual communications over IP, 3G, and emerging next-generation IMS networks, today announced enhancements to its award winning SCOPIA Conferencing Platform now providing full integration with IBM(R) Lotus(R) Sametime(R) 8.5.

RADVISION has been a long time supporter of IBM providing video conferencing and connectivity capabilities for Sametime. RADVISION has enhanced its IBM integration to fully support Sametime 8.5 via the SCOPIA Conferencing Platform. SCOPIA Elite, the centerpiece of the company's comprehensive next generation SCOPIA Conferencing Platform is the industry's first standards-based MCU to deliver the combination of 1080p, 720p, and H.264 Scalable Video Coding (SVC), yielding uncompromised high definition support.

IBM Lotus Sametime 8.5 provides new client capabilities including native support of high definition video communications. RADVISION's new solution enables seamless integration between a Sametime 8.5 deployment and SCOPIA video conferencing infrastructure. Sametime users will be able to enjoy the power and capabilities of the SCOPIA platform with the native Sametime client with no additional installation required. Benefits of RADVISION's Sametime 8.5 integration include:

     o Uncompromised high definition multiparty video conferencing up to 1080p

     o Continuous Presence video layouts to view multiple participants simultaneously

     o Connectivity to telepresence, video conferencing room and desktop systems, along with 3G mobile and standard phones

     o High scalability through RADVISION's patented distributed multipoint architecture

     o    High error resiliency with H.264 SVC connections between MCUs

     o    Simple   deployment   for   administrators   requiring  no  additional
          installation for Sametime users.

"This integration places the high definition conferencing and connectivity capabilities of the SCOPIA platform directly into the hands of Sametime 8.5 users," said Roberto Giamagli, General Manager, Networking Business Unit of RADVISION. "SCOPIA delivers to Sametime the functionality and connectivity to existing video conferencing deployments that many administrators consider mandatory."

RADVISION was recently recognized by IBM for being a finalist in the 2010 IBM Lotus Awards in the Best Unified Communications and Collaboration Solution category. RADVISION's solution for Sametime 8.5 is being demonstrated in the product showcase booth 417 at IBM Lotusphere 2010 starting today.


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About RADVISION

RADVISION (Nasdaq: RVSN - News) is the industry's leading provider of market-proven products and technologies for unified visual communications over IP, 3G and IMS networks. With its complete set of standards-based video networking infrastructure and developer toolkits for voice, video, data and wireless communications, RADVISION is driving the unified communications evolution by combining the power of video, voice, data and wireless - for high definition video conferencing systems, innovative converged mobile services, and highly scalable video-enabled desktop platforms on IP, 3G and emerging next-generation IMS networks. To gain additional insights into our products, technology and opinions, visit blog.radvision.com. For more information about RADVISION, visit www.radvision.com.

IBM(R), Lotus(R), Lotusphere(R) and Sametime(R) are trademarks of International Business Machines Corporation in the United States, other countries, or both.

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in RADVISION's filings with the Securities Exchange Commission, including RADVISION's Form 20-F Annual Report. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.


Contact:

RADVISION(R) Ltd.:
Adi Sfadia, +1 201-689-6340
Chief Financial Officer
cfo@radvision.com
or
Media Relations:
Dukas Public Relations
Sean Carney, +1 212-704-7385
sean@dukaspr.com
or
Investor Relations:
Comm-Partners LLC
June Filingeri, +1 203-972-0186
junefil@optonline.net